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[LETTERHEAD OF NEFF RENTAL]

CORPORATE OFFICE

September 28, 2006

Pamela Long, Esq.
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  Neff Rental LLC Registration Statement on Form S-4
  (File No. 333-130841)

Dear Ms. Long:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, Neff Rental LLC (the "Company") hereby requests that the effective date of the Company's Registration Statement on Form S-4, Registration No. 333-130841, be accelerated to 3:00 p.m., Eastern daylight savings time on Friday, September 29, 2006, or as soon as practical thereafter.

        In connection with the request, the Company hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Company. The Company also acknowledges that:

  •
  should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing; and

  •
  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Sincerely yours,
/s/ MARK IRION Mark Irion Chief Financial Officer, Secretary and Treasurer

3750 NW 87TH AVENUE
SUITE 400
MIAMI, FOL 33178
(305) 513-3350
(305) 513.4156 FAX

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[LETTERHEAD OF NEFF RENTAL]